SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D/A
                           (Rule 13d-101)

            Under the Securities Exchange Act of 1934

                  INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO
                 13d-1(a) and AMENDMENTS THERETO
                    FILED PURSUANT TO 13d-2(A)

                          (Amendment No. 1)

               JW CHARLES FINANCIAL SERVICES, INC.
                         (Name of Issuer)


                  COMMON STOCK $.001 PAR VALUE
                  (Title of Class of Securities)

                           220022-10-7
                          --------------
                          (CUSIP Number)

                            JOEL E. MARKS
                C/O JW CHARLES FINANCIAL SERVICES, INC.
                      980 NORTH FEDERAL HIGHWAY
                            SUITE 310
                     BOCA RATON, FL  33432
                          800-226-2660
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           Not applicable
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.

                    SCHEDULE 13D

CUSIP NO.  0220022-10-7

1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Joel E. Marks

_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                            (b) / /

_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     N/A

_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                / /
_________________________________________________________________
6.   CITIZENSHIP

     Unites States of America
________________________________________________________________
NUMBER OF                7.   SOLE VOTING POWER
SHARES                        220,184 (including 26,251 shares
BENEFICIALLY                  subject to presently exercisable
OWNED BY                      stock options
EACH                     -------------------------------------
REPORTING
PERSON WITH              8.   SHARED VOTING POWER
                              73,750
                         ---------------------------

                         9.   SOLE DISPOSITIVE POWER
                              220,184 (including 26,251 shares
                              subject to presently exercisable
                              stock options
                         ---------------------------

                         10.  SHARED DISPOSITIVE POWER
                              73,750
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     293,934 shares
     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                          / /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     IN
     ____________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

         This Amendment to Schedule 13D is filed by Joel E. Marks with respect to his ownership of shares of common stock
         $.001 par value of JW Charles Financial Services, Inc.
         (the "Issuer"). The Issuer's principal executive offices are located at 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432.

ITEM 2.   IDENTITY AND BACKGROUND.

          Joel E. Marks
          c/o JW Charles Financial Services, Inc.
          11117 Perimeter Center West
          Suite 500 E
          Atlanta, Georgia  30338

          Mr. Marks is a citizen of the United States and is Vice Chairman and Chief Financial Officer of the Issuer.

          During the last five years, Mr. Marks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of (or prohibiting or mandating activities subject to) federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Not applicable to the transaction reported on herein.
                                             Page 3 of 4

ITEM 4.   PURPOSE OF THE TRANSACTION.

           No purchase or disposition of the Issuer's Common Stock is reported on herein. This Amendment is filed to update Mr. Marks' earlier Schedule 13D filing. Mr. Marks has no plan or proposal that would result in any of the matters referenced in subparts (a) through (j) of this Item 5.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Marks directly owns 100,184 shares (including 26,251 shares pursuant to presently exercisable stock options), approximately 2.7% of the Issuer's outstanding common stock. In addition, Mr. Marks, as the custodian for his minor children, owns 120,000 shares, or approximately 3.2% of the Issuer's common stock. Mr. Marks' wife is the owner of 73,750 shares, or approximately 2.0% of the Issuer's outstanding common stock. Mr. Marks may be deemed to be the beneficial owner of the shares owned by his wife. He disclaims any such beneficial ownership.

        (b) Mr. Marks has sole power to vote and dispose of 100,184 shares owned directly by him (assuming the exercise of presently exercisable options for 26,251 shares) and 120,000 shares owned by him as custodian for his minor children. He may be deemed to have shared voting and dispositive power with respect to 73,750 shares owned by his wife.

        (c)    None.

        (d)    Not Applicable

        (e)    Not Applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               From December 1992 until June 11, 1996, Gilman CMG, Inc. or its affiliates (collectively "GCMG") had owned approximately 49% of the Issuer's outstanding common stock, and the Issuer had borrowed an aggregate of $5 million from GCMG in a series of transactions. On May 15, 1995, as a part of the Issuer's repurchase over time of its common stock owned by GCMG, the Issuer and GCMG entered into a Loan Agreement that converted the Issuer's then outstanding indebtedness to GCMG into a $5 million term loan. On June 11, 1996, the Issuer entered into an Amended and Restated Stock Repurchase Agreement
          (the "New Agreement") with GCMG in order to accelerate the immediate repurchase of all the Issuer's shares of common stock owned by GCMG. As part the New Agreement, Mr. Marks agreed with GCMG to vote for the election as directors of the Issuer an equal number of nominees identified by GCMG, on the one hand, and by Mr. Marks and another executive officer of the Issuer on the other hand, until such time that the promissory note given by the Issuer to pay a portion of the accelerated repurchase price is paid in full.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        None.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 9, 1998
     ----------------------


/s/ Joel E. Marks
Joel E. Marks
Vice Chairman/CFO